Exhibit 99.1

FOR IMMEDIATE RELEASE

BROOKFIELD TO COMMENCE CONSTRUCTION ON MANHATTAN WEST

OFFICE TOWER ANCHORED BY SKADDEN

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$1.2 Billion Financing Secured for 2.1 Million-Square-Foot Tower

NEW YORK, April 14, 2015 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) today announced it will begin construction on One Manhattan West, a 2.1 million-square-foot office tower located at the southwest corner of Ninth Avenue and 33rd Street, having secured a 20-year lease with Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as the anchor tenant.

Skadden will occupy 550,000 square feet on floors 28 to 43 in the building, the first of two planned commercial buildings to be built at Brookfield’s five-acre development, Manhattan West.

“We are thrilled to welcome Skadden to Manhattan West,” said Dennis Friedrich, CEO of Brookfield Property Partners’ Office division. “This is an exciting time, to be building an entirely new neighborhood anchored by class A office towers that will redefine the west midtown skyline. When this building opens in 2019 it will be home to Skadden and other exceptional companies from New York and around the world, and Manhattan West will have established itself as a dynamic, vibrant mixed-use community.”

"We look forward to moving to a state-of-the-art building at Manhattan West, and to being part of New York City's most dynamic new neighborhood," said Skadden's Executive Partner, Eric J. Friedman.

Wells Fargo Bank, N.A., Deutsche Bank AG New York Branch, The Bank of New York Mellon, and The Toronto-Dominion Bank are co-leading $1.25 billion in construction financing for the tower. Brookfield is investing $850 million in the project, bringing the total cost to $2.1 billion.

When completed, the $4.5 billion Manhattan West development will include two new class A office towers, retail, rooftop gardens, restaurants and cafes and a luxury residential building. A two-acre public park will transect the site.

Skadden was represented in lease negotiations by Peter Riguardi, Kenneth Siegel, and Matthew Astrachan of JLL. Brookfield was led in-house by Jerry Larkin, Duncan McCuaig, and David McBride, and represented by Bruce Mosler, Josh Kuriloff, Mikael Nahmias, and Ethan Silverstein of Cushman & Wakefield.

Construction began in January on Brookfield’s 62-story, 844-unit luxury residential tower in Manhattan West at 435 West 31st Street between Ninth and Dyer Avenues.

Brookfield’s Manhattan West development is a dramatic addition to the Midtown Manhattan skyline, with seven million square feet of office, residential and retail in the center of the most exciting growth area of Manhattan. Brookfield's development sits at the gateway to Manhattan's new West Side just one block west of Penn Station and at the entrance of the Hudson Yards district.

ABOUT BROOKFIELD

Brookfield Property Partners is one of the world’s largest commercial real estate companies. Our goal is to be the leading global owner, operator and investor in best-in-class commercial property assets. Our diversified portfolio includes interests in over 100 premier office properties and over 150 best-in-class retail malls around the globe. We also hold interests in multifamily, industrial, hotel and triple net lease assets through Brookfield-managed private funds. For more information, please visit www.brookfieldpropertypartners.com.

Media Contact:

Melissa Coley

Vice President, Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Investor Contact:

Matt Cherry

Vice President, Investor Relations

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

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Forward-Looking Statements

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